SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 2)*

NAME OF ISSUER:  MACROCHEM CORPORATION

TITLE OF CLASS OF SECURITIES:  COMMON STOCK

CUSIP NUMBER:  55590310

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     David Russell
     45 Park Place South
     Suite 103
     Morristown, New Jersey 07960
     (201) 252-8414

DATE OF EVENT WHICH REQUIRES FILING:  October 21, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  55590310

1.   NAME OF REPORTING PERSON:  David Russell

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  _________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  1,010,102

8.   SHARED VOTING POWER:  100,000*

9.   SOLE DISPOSITIVE POWER:  1,010,102

10.  SHARED DISPOSITIVE POWER:  100,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,110,102*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   _________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             7.0%

14.  TYPE OF REPORTING PERSON:  IN



*Includes 100,000 shares owned by the wife of David Russell.

CUSIP NO.:  55590310

1.   NAME OF REPORTING PERSON:  Emin Company, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  _________


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey

7.   SOLE VOTING POWER:  1,010,102

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  1,010,102

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,010,102

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  _________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%

14.  TYPE OF REPORTING PERSON:  OO

          This Amendment No. 2 amends and supplements
Amendment No. 1 to the Schedule 13D, dated June 10, 1996, of Mr. David Russell (the "Russell"), an individual, and represents the first Schedule 13D filed by Emin Company, L.L.C. ("Emin") with respect to the Common Stock, par value $.01 per share ("Common Stock"), of MacroChem Corporation, a Delaware corporation (the "Company").

ITEM 1.   SECURITY AND ISSUER

          The title of the class of equity securities to which this Amendment No. 2 to Schedule 13D relates is Common Stock. The principal executive offices of the Company are located at 110 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Amendment No. 2 to Schedule 13D is being filed by Russell and Emin.

          (b) The principal business address of Russell and Emin is located at 45 Park Place South, Suite 103,
Morristown, New Jersey 07960.

          (c) Russell is a private investor. Emin is a limited liability company formed to manage investments on behalf of its members.

          (d) and (e) During the last five years, neither
Russell nor Emin has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of a prohibiting or mandatory activities subject to United
States federal or state securities laws or finding any violation of such laws.

          (f) Russell is a United States citizen. Emin is a New Jersey limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)  On October 21, 1996, Russell transferred
1,000,000 shares of Common Stock to Emin, and Peter Martin transferred 10,102 shares of Common Stock to Emin.

ITEM 4.   PURPOSE OF TRANSACTION

          Emin acquired the shares of Common Stock for investment purposes. Russell and Emin have no plans, or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Schedule
13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of April 7, 1997, Russell beneficially owned, through ownership of Emin and through ownership by his wife, 1,110,102 shares of Common Stock, representing 7.0% of the shares of Common Stock outstanding. Of such shares, 100,000 are owned by the wife of Russell. Russell disclaims beneficial ownership of the shares of Common Stock owned by his wife.

          As of April 7, 1997, Emin beneficially owned
1,010,102 shares of Common Stock, representing 6.4% of the shares of Common Stock outstanding. Russell, by virtue of his ownership of a majority the ownership interests of Emin, controls the investments of Emin.

          (b) Russell and Emin share voting power on all matters with respect to 1,010,102 shares of Common Stock and share power the to dispose of 1,010,102 shares of Common Stock beneficially owned by Emin. The wife of Russell has sole voting power and sole power to dispose of the 100,000 shares of Common Stock beneficially owned by her.

          (c)  None.

          (d) No person other than Russell and Emin with respect to 1,010,102 shares of Common Stock (and the wife of Russell with respect to the 100,000 shares of Common Stock) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock beneficially owned by Emin (or Russell's wife, in the case of 100,000 shares of Common Stock).

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          Russell and the Company are parties to a Common
Stock Purchase Agreement. Such agreement provides for the right of Russell to designate one director to the Board of Directors of the Company and for rights of Russell to register, under certain circumstances, the shares of stock owned by him under the Securities Act of 1933. Russell has designated Peter Martin as his designee on the Board of Directors of the Company.


ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Not applicable.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  April 7, 1997



                              /s/ David Russell
                              ---------------------------
                              David Russell



                              EMIN COMPANY, L.L.C.



                              By:/s/ David Russell
                              ---------------------------
                                 David Russell
                                 Member